

Mail Stop 3628

May 15, 2009

Via Facsimile and U.S. Mail

D. Rhett Brandon, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

>　　　**Re:　Doral Financial Corporation**
>　　　　　　**Schedule TO-I/A**
>　　　　　　**Filed May 8, 2009**
>　　　　　　**Schedule TO-I**
>　　　　　　**Filed May 7, 2009**
>　　　　　　**File No. 5-39891**

Dear Mr. Brandon:

　　　　We have limited our review of the filings to those issues we have addressed in our comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Exchange

1. Please provide us with a brief legal analysis in support of Doral Financial's conclusion that the exchange offer consists of a single offer with respect to all series of preferred stock. To the extent Doral Financial may be defined as an issuer under Rule 13e-4(a)(1), please note that Rule 13e-4(a)(2) defines the term "issuer tender offer" as a "tender offer for, or a request or invitation for tenders of, **any class** of equity security...." (emphasis added)

If Doral Financial revises its disclosure in response to the previous comment to indicate that each preferred stock exchange offer constitutes a separate tender offer for a separate class of security, please revise to state the minimum and maximum amount of securities that potentially may be purchased from each such class. In addition, please provide a brief illustrative table showing the range in amounts that may be purchased given the stated acceptance priority levels. In light of the acceptance priority levels, please also revise to indicate the exact circumstances under which proration may be required, if at all, on a per series—or per class, as the case may be—basis.

Forward-Looking Statements, page 4

2. Please revise, here and on page 44 and in exhibit (a)(5), to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Documents Incorporated By Reference, page 4

3. We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise the disclosure to indicate, if true, that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

The Exchange Offer, page 36

Acceptance Priority; Proration, page 38

4. Please tell us how you are complying with Rule 13e-4(f)(3) when it does not appear that acceptance will be on a pro rata basis with respect to each class of preferred stock if the offer is over subscribed.

Acceptance; Exchange of Shares of Preferred Stock, page 44

5. We note that on page 45 you state that you may transfer or assign the right to purchase securities in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be

included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Expiration Date; Extensions; Termination; Amendment, page 45

6. We note it appears that the amount available to security holders in acceptance level 2 depends on the participation of the holders of the convertible preferred stock in acceptance level 1. Please advise us as to whether you will extend the offer when the remaining amount available to holders in acceptance level 2 is known. Refer to Rule 13e-4(e)(3)(ii).

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions